Exhibit 99.1

Rule 4.7B

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

Introduced 31/03/00 Amended 30/09/01, 24/10/05, 17/12/10, 01/09/16

Name of entity

Mesoblast Limited

ABN	Quarter ended (“current quarter”)
68 109 431 870	31 December 2016

Consolidated statement of cash flows

		Current quarter	Year to date (6 months)
		US$ '000	US$ '000
1	Cash flows from operating activities
1.1	Receipts from customers	218	579
1.2	Payments for:
	(a) research and development - research and development expenditure includes the incremental costs of the MPC-150-IM phase 3 program in advanced chronic heart failure through to the interim analysis as previously foreshadowed	(12,150)	(21,554)
	(b) manufacturing commercialisation	(6,849)	(12,587)
	(c) advertising and marketing	—	—
	(d) leased assets	—	—
	(e) staff costs	(2,013)	(4,450)
	(f) other expenses from ordinary activities	(2,292)	(5,699)
	(g) other:
	- intellectual property portfolio expenses	(579)	(962)
	deposit with clinical research organisation in connection with the conduct of the chronic heart failure phase 3 trial, to be returned to Mesoblast on completion of the trial	(2,000)	(2,000)
1.3	Dividends received (see note 3)	—	—
1.4	Interest received	128	309
1.5	Interest and other costs of finance paid	—	—
1.6	Income taxes paid	—	—
1.7	Government grants and tax incentives	—	—
1.8	Other (provide details if material)	—	—
1.9	Net cash from / (used in) operating activities	(25,537)	(46,364)

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

		Current quarter	Year to date (6 months)
		US$ '000	US$ '000
2	Cash flows from investing activities
2.1	Payment to acquire:
	(a) property, plant and equipment	(2)	(292)
	(b) businesses (see item 10)	—	—
	(c) investments	—	—
	(d) intellectual property	—	—
	(e) other non-current assets	—	—
2.2	Proceeds from disposal of:
	(a) property, plant and equipment	—	—
	(b) businesses (see item 10)	—	—
	(c) investments	—	—
	(d) intellectual property	—	—
	(e) other non-current assets	—	—
2.3	Cash flows from loans to other entities	—	—
2.4	Dividends received (see note 3)	—	—
2.5	Other (provide details if material)	—	—
2.6	Net cash from / (used in) investing activities	(2)	(292)

		Current quarter	Year to date (6 months)
		US$ '000	US$ '000
3	Cash flows related to financing activities
3.1	Proceeds from issues of shares	—	—
3.2	Proceeds from issue of convertible notes	—	—
3.3	Proceeds from exercise of share options	—	—
3.4	Transaction costs related to issues of shares, convertible notes or options	(5)	(60)
3.5	Proceeds from borrowings	—	—
3.6	Repayment of borrowings	—	—
3.7	Transaction costs related to loans and borrowings	—	—
3.8	Dividends paid	—	—
3.9	Other (provide details if material)	—	—
3.10	Net cash from / (used in) financing activities	(5)	(60)

		Current quarter	Year to date (6 months)
		US$ '000	US$ '000
4	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of quarter/year to date	60,355	80,937
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(25,537)	(46,364)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(2)	(292)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(5)	(60)
4.5	Exchange rate adjustments to item 1.21	(909)	(319)
4.6	Cash and cash equivalents at end of quarter	33,902*	33,902

*An additional US$21.7 million was received from Mallinckrodt Pharmaceuticals on 9th January 2017 pertaining to the share placement agreement announced on 23rd December 2016.

+ See chapter 19 for defined terms.

01/09/2016 Appendix 4C Page 2

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

		Current quarter	Previous quarter
		US$ '000	US$ '000
5	Reconciliation of cash and cash equivalents
	at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts
5.1	Bank balances	7,035	7,194
5.2	Call deposits	21,368	43,096
5.3	Bank overdrafts	—	—
5.4	Other (Term deposits)	5,499	10,065
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	33,902*	60,355

*An additional US$21.7 million was received from Mallinckrodt Pharmaceuticals on 9th January 2017 pertaining to the share placement agreement announced on 23rd December 2016.

Current quarter
US$ '000
6	Payments to directors of the entity and their associates
6.1	Aggregate amount of payments to these parties included in item 1.2	420
6.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	—
6.3	Include below any explanation necessary to understand the transactions included in items 6.1 and 6.2
Payment to directors (for the current quarter) = $420k

Current quarter
US$ '000
7	Payments to related entities of the entity and their associates
7.1	Aggregate amount of payments to these parties included in item 1.2	—
7.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	—
7.3	Include below any explanation necessary to understand the transactions included in items 7.1 and 7.2 not applicable

		Amount available	Amount used
		US$ '000	US$ '000
8	Financing facilities available
Add notes as necessary for an understanding of the position
8.1	Loan facilities	—	—
8.2	Credit standby arrangements	—	—
8.3	Other (please specify)	—	—
8.4

Include below a description of each facility above, including the lender, interest rate and whether it is secured or unsecured. If any additional facilities have been entered into or are proposed to be entered into after quarter end, include details of those facilities as well.

not applicable

+ See chapter 19 for defined terms.

01/09/2016Appendix 4C Page 3

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

		US$ '000
9	Estimated cash outflows for next quarter
9.1	Research and development - research and development expenditure includes the incremental costs of the MPC-150-IM phase 3 program in advanced chronic heart failure through to the interim analysis as previously foreshadowed	(15,544)
9.2	Manufacturing commercialisation	(3,013)
9.3	Advertising and marketing	—
9.4	Leased assets	—
9.5	Staff costs	(2,419)
9.6	Other expenses from ordinary activities	(3,264)
9.7	Other (provide details if material):
	(a) Intellectual property portfolio expenses	(586)
	(b) deposit with clinical research organisation in connection with the conduct of the chronic heart failure phase 3 trial, to be returned to Mesoblast on completion of the trial	(2,000)
9.8	Total estimated cash outflows	(26,826)*

*Mesoblast is in advanced negotiations with selected pharmaceutical companies with respect to potential partnering of certain Tier 1 product candidates. If Mesoblast enters into a binding transaction in the next quarter, Mesoblast expects that one effect of the transaction is that its cash reserves are likely to increase. Mesoblast does not make any representation or give any assurance that such a binding transaction will be concluded.

In addition, Mesoblast expects its cash reserves to increase in the next quarter as we expect to receive the following income:

-	the R&D tax incentive from the Australian Government;
-	royalty income earned on sales of TEMCELL® HS Inj. in Japan, and
-	interest income.

Mesoblast has established an equity facility for up to A$120 million/US$90 million over 36 months, to be used at its discretion to provide additional funds as required.

		Acquisitions	Disposals
		US$ '000	US$ '000
10	Acquisitions and disposals of business entities
(items 2.1(b) and 2.2(b) above)
10.1	Name of entity	—	—
10.2	Place of incorporation or registration	—	—
10.3	Consideration for acquisition or disposal	—	—
10.4	Total net assets	—	—
10.5	Nature of business	—	—

+ See chapter 19 for defined terms.

01/09/2016 Appendix 4C Page 4

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Sign here:/s/ Charlie HarrisonDate: 31 January 2017

(Company Secretary)

Print name:Charlie Harrison

Notes

1.

The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity that wishes to disclose additional information is encouraged to do so, in a note or notes included in or attached to this report.

2.

If this quarterly report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

+ See chapter 19 for defined terms.

01/09/2016Appendix 4C Page 5